                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                            LIFERATE SYSTEMS, INC.
                            ----------------------
                               (Name of Issuer)


                                 Common Stock
                                 ------------
                        (Title of Class of Securities)


                                  531936102
                                  ---------
                                (CUSIP Number)


                            Philip T. Colton, Esq.
                              Maun & Simon, PLC
                       2000 Midwest Plaza Building West
                              801 Nicollet Mall
                        Minneapolis, Minnesota  55402
                                (612) 904-7400
                                --------------
                     (Name, Address and Telephone Number
                       of Person Authorized to Receive
                         Notices and Communications)


                              December 15, 1998
                              -----------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                   (Cover page continued on next 10 pages)

                                 SCHEDULE 13D
     CUSIP No. 531936102
               ---------


-------------------------------------------------------------------------------
l. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          David B. Johnson
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                              A  /XX/   B  /__/
-------------------------------------------------------------------------------
3.   SEC Use only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
          PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        /__/
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of           7    Sole Voting Power             62,400
 Shares Bene-
 ficially           8    Shared Voting Power           400,000
Owned by
 Each Report-       9    Sole Dispositive Power        62,400
 ing Person
 With               10   Shared Dispositive Power      400,000
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          462,400
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              /__/
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
          3.2%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
     CUSIP No. 531936102
               ---------


-------------------------------------------------------------------------------
l. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Betty Johnson
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                              A  /XX/   B  /__/
-------------------------------------------------------------------------------
3.   SEC Use only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
          PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        /__/
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of           7    Sole Voting Power             1,480,000
 Shares Bene-
 ficially           8    Shared Voting Power           400,000
Owned by
 Each Report-       9    Sole Dispositive Power        1,480,000
 ing Person
 With               10   Shared Dispositive Power      400,000
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          1,880,000
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              /__/
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
          13.9%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
     CUSIP No. 531936102
               ---------


-------------------------------------------------------------------------------
l. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Johnson Family Foundation
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                              A  /XX/   B  /__/
-------------------------------------------------------------------------------
3.   SEC Use only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
          WC
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        /__/
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of           7    Sole Voting Power             400,000
 Shares Bene-
 ficially           8    Shared Voting Power           -0-
Owned by
 Each Report-       9    Sole Dispositive Power        400,000
 ing Person
 With               10   Shared Dispositive Power      -0-
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          400,000
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              /__/
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
          3.0%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
          OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
     CUSIP No. 531936102
               ---------


-------------------------------------------------------------------------------
l. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Eldon C. Miller
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                              A  /XX/   B  /__/
-------------------------------------------------------------------------------
3.   SEC Use only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
          PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        /__/
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of           7    Sole Voting Power             28,355
 Shares Bene-
 ficially           8    Shared Voting Power           -0-
Owned by
 Each Report-       9    Sole Dispositive Power        28,355
 ing Person
 With               10   Shared Dispositive Power      -0-
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          28,355
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              /__/
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
          0.2%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
     CUSIP No. 531936102
               ---------


-------------------------------------------------------------------------------
l. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Anne W. Miller
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                              A  /XX/   B  /__/
-------------------------------------------------------------------------------
3.   SEC Use only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
          PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        /__/
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of           7    Sole Voting Power             1,321,400
 Shares Bene-
 ficially           8    Shared Voting Power           -0-
Owned by
 Each Report-       9    Sole Dispositive Power        1,321,400
 ing Person
 With               10   Shared Dispositive Power      -0-
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          1,321,400
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              /__/
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
          9.9%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
     CUSIP No. 531936102
               ---------


-------------------------------------------------------------------------------
l. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Paul R. Kuehn
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                              A  /XX/   B  /__/
-------------------------------------------------------------------------------
3.   SEC Use only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
          PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        /__/
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of           7    Sole Voting Power        1,388,715
 Shares Bene-
 ficially           8    Shared Voting Power      -0-
Owned by
 Each Report-       9    Sole Dispositive Power   1,388,715
 ing Person
 With               10   Shared Dispositive Power -0-
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          1,388,715
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              /__/
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
          10.5%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
     CUSIP No. 531936102
               ---------


-------------------------------------------------------------------------------
l. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Stanley D. Rahm
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                              A  /XX/   B  /__/
-------------------------------------------------------------------------------
3.   SEC Use only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
          PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        /__/
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of           7    Sole Voting Power             1,004,500
 Shares Bene-
 ficially           8    Shared Voting Power           35,800
Owned by
 Each Report-       9    Sole Dispositive Power        1,004,500
 ing Person
 With               10   Shared Dispositive Power      35,800
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          1,040,300
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              /__/
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
          7.9%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
     CUSIP No. 531936102
               ---------


-------------------------------------------------------------------------------
l. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Jeffrey D. Rahm
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                              A  /XX/   B  /__/
-------------------------------------------------------------------------------
3.   SEC Use only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
          PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        /__/
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of           7    Sole Voting Power             -0-
 Shares Bene-
 ficially           8    Shared Voting Power           304,305
Owned by
 Each Report-       9    Sole Dispositive Power        -0-
 ing Person
 With               10   Shared Dispositive Power      304,305
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          304,305
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              /__/
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
          2.3%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
     CUSIP No. 531936102
               ---------


-------------------------------------------------------------------------------
l. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Susan Rahm
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                              A  /XX/   B  /__/
-------------------------------------------------------------------------------
3.   SEC Use only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
          PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        /__/
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of           7    Sole Voting Power             -0-
 Shares Bene-
 ficially           8    Shared Voting Power           304,305
Owned by
 Each Report-       9    Sole Dispositive Power        -0-
 ing Person
 With               10   Shared Dispositive Power      304,305
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          304,305
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              /__/
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
          2.3%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
     CUSIP No. 531936102
               ---------


-------------------------------------------------------------------------------
l. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Mary Ann Rahm Trust
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                              A  /XX/   B  /__/
-------------------------------------------------------------------------------
3.   SEC Use only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
          PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        /__/
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
          Minnesota
-------------------------------------------------------------------------------
Number of           7    Sole Voting Power             35,800
 Shares Bene-
 ficially           8    Shared Voting Power           -0-
Owned by
 Each Report-       9    Sole Dispositive Power        35,800
 ing Person
 With               10   Shared Dispositive Power      -0-
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          35,800
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              /__/
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
          0.3%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
          OO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the voting common stock of Liferate Systems, Inc. (the "Issuer"), a Minnesota corporation, having its principal place of business at 7210 Metro Boulevard, Edina, Minnesota 55439.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed jointly by the individuals identified below (collectively the "Holders"):

               David B. Johnson
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

               Betty Johnson
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

               Johnson Family Foundation
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

               Eldon C. Miller
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

               Anne W. Miller
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

               Paul R. Kuehn
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

               Stanley D. Rahm
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

               Jeffrey Rahm
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

               Susan Rahm
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

               Mary Ann Rahm Trust
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

Miller, Johnson & Kuehn, Incorporated, except the Mary Ann Rahm Trust, ("MJK") is a full service, self-clearing registered broker-dealer. The Holders are the principal executive officers of MJK, their adult children and spouses thereof. Mary Ann Rahm is the beneficiary of the Mary Ann Rahm Turst, and is Stanley Rahm's spouse.

     None of the above referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such Holder was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Each Holder is a citizen of the United States. The Mary Ann Rahm Trust is a trust organized under the laws of the State of Minnesota.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The voting common shares of the Issuer were purchased by each Holder from available cash resources.

ITEM 4.  PURPOSE OF TRANSACTION.

     See Item 3. The Holders have acquired the common stock of the Issuer for investment purposes. Although the Holders have no plans to acquire additional shares of the Issuer, they specifically reserve the right to purchase additional shares of the Issuer or to sell shares if they deem it in their best interest. The Holders do not have any present plans or proposals respecting extraordinary corporate transactions effecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the listing of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Information with respect to the aggregate number of shares, and the percentage of all outstanding shares of common stock beneficially owned as of December 15, 1998 by each of the Holders is set forth below:

                                                            Percentage of
            Name                Number of Shares          Outstanding Shares
            ----                ----------------          ------------------
     David B. Johnson                    462,400                  3.2%
     Betty Johnson                     1,880,000                13.9%
     Johnson Family Foundation           400,000                  3.0%
     Eldon C. Miller                      28,355                  0.2%
     Anne W. Miller                    1,321,400                  9.9%
     Paul R. Kuehn                     1,388,715                 10.5%
     Stanley D. Rahm                   1,040,300                  7.9%
     Jeffrey D. Rahm                     304,305                  2.3%
     Susan Rahm                          304,305                  2.3%
     Mary Ann Rahm Trust                  35,800                  0.3%

     The Holders' response to Items 7 through 13 of the cover pages of the statement and Item 3 above, are incorporated herein by reference.

     According to the Issuer's most recent filing with the SEC, the Issuer has 13,272,000 issued and outstanding shares of voting common stock. The Holders, at the present time, collectively own 5,512,805 shares of the Issuer's voting common stock, constituting approximately 41.5% of the outstanding shares based upon the above outstanding share figure. Assuming the Holders exercised all the options and warrants to purchase Common Stock, the Holders would own 6,026,475 shares of the Issuer's Common Stock, which would constitute approximately 45.1% of the Issuer's outstanding common stock. Transactions by the Holders in the securities of the Issuer in the last sixty (60) days are as follow:

                                           Type of      Number        Price/
           Name                 Date     Transaction   of Shares      Share
           ----                 ----     -----------   ---------      -----
     Betty Johnson            12/15/98       Buy       1,260,000      .01025
     Paul Kuehn               12/15/98       Buy       1,260,000      .01025
     Stanley D. Rahm          12/15/98       Buy       1,000,000      .01025
     Ann W. Miller IRA        12/15/98       Buy       1,260,000      .01025
     Jeffrey D. and Susan
       Rahm                   12/15/98       Buy         260,000      .01025

     The above described acquisitions of Common Stock occurred by way of private, negotiated transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -- Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 1998

                                         /s/ David B. Johnson
                                         -------------------------------------


                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 1998

                                         /s/ Betty Johnson
                                         -------------------------------------


                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 1998

                                         JOHNSON FAMILY FOUNDATION

                                         By:   /s/ David B. Johnson, Trustee
                                            ----------------------------------

                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 1998

                                         /s/ Eldon C. Miller
                                         -------------------------------------


                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 1998

                                         /s/ Anne W. Miller
                                         -------------------------------------


                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 1998

                                         /s/ Paul R. Kuehn
                                         -------------------------------------

                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 1998

                                         /s/ Stanley D. Rahm
                                         -------------------------------------


                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 1998

                                         /s/ Jeffrey Rahm
                                         -------------------------------------


                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 1998

                                         /s/ Susan Rahm
                                         -------------------------------------

                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 1998

                                         MARY ANN RAHM TRUST

                                         By:  /s/ Stanley D. Rahm, Trustee
                                            ----------------------------------

                                 EXHIBIT A

                        AGREEMENT AS TO JOINT FILING


     Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Liferate Systems, Inc. is being filed on behalf of each of the undersigned.

                                   /s/ David B. Johnson
                                   ---------------------------------------

                                   /s/ Betty Johnson
                                   ---------------------------------------


                                   JOHNSON FAMILY FOUNDATION

                                   By:  /s/ David B. Johnson, Trustee
                                      ------------------------------------

                                   /s/ Eldon C. Miller
                                   ---------------------------------------

                                   /s/ Anne W. Miller
                                   ---------------------------------------

                                   /s/ Paul R. Kuehn
                                   ---------------------------------------

                                   /s/ Stanley D. Rahm
                                   ---------------------------------------

                                   /s/ Jeffrey D. Rahm
                                   ---------------------------------------

                                   /s/ Susan Rahm
                                   ---------------------------------------

                                   MARY ANN RAHM TRUST
                                   By:  /s/ Stanley D. Rahm, Trustee
                                      ------------------------------------